

May 12, 2011

Via E-mail

Mr. Luca Maestri
Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

> **Re:** **Xerox Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 23, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2011**
> **File No. 001-04471**

Dear Mr. Maestri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business Overview

Marketing and Distribution, page 18

1.   We note the disclosure that you terminated your distribution agreements with distributors servicing Iran, Syria and Sudan in 2006 and that now you only have legacy obligations to third parties. We also note from HP-Syria's website that it offers several Xerox products and note a listing for Xerox Iran Co. in Tehran. Please tell us whether the offer of your products by HP-Syria and the operation of Xerox Iran relate to the legacy obligations you

disclose, or otherwise relate to your operations. Please describe to us the nature and extent of your contacts with Iran, Syria and Sudan since your letter to us of March 8, 2006.

2.   Please discuss the materiality of your contacts with Iran, Syria or Sudan, as described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

3.   We note your discussion of several line items, including services revenue, gross margin, and selling, administrative and general expenses, comparing actual results for the year ended December 31, 2010 to pro-forma results for the year ended December 31, 2009. Please tell us how you considered providing a discussion of these items on a historical basis as required by Item 303 of Regulation S-K. In this regard, we note that if pro-forma results are discussed in MD&A, they should not be discussed in isolation and the supplemental discussions should not be presented with greater prominence than the discussion of historical results required by Item 303 of Regulation S-K. We also note that the contribution of the ACS acquisition to each line item should be quantified to the extent possible, and any increase or decrease in the underlying line items of the pre-existing business should also be addressed.

Income Taxes, page 21

4.   Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To

the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Capital Resources and Liquidity

Liquidity and Financial Flexibility, page 27

5.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 17 – Contingencies

Litigation Against the Company, page 94

6.   We note your disclosure regarding "Xerox Corporation Securities Litigation." If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Part III (Incorporated by reference to the definitive proxy statement filed on April 12, 2011)

Summary of Director Compensation, page 18

7.   In your response letter, please disclose the name of the independent consultant engaged by your Corporate Governance Committee during 2010 to review your directors' compensation. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Executive Compensation

Performance Objectives, page 27

8.   It is unclear from your executive compensation disclosure how the individual
        performance objectives identified in this section, other than the financial growth
        performance objective, affected the compensation received by each of your named
        executive officers ("NEOs") in fiscal 2010. In your response letter, please explain how
        your compensation committee or CEO's assessment of an executive's performance
        against the non-financial performance objectives impacted the compensation received by
        that NEO for fiscal 2010.

Special Recognition Awards, page 35

9.   In your response letter, please provide information on the actions performed by Messrs.
        Zimmerman and Firestone in connection with the ACS acquisition that resulted in the
        compensation committee's decision to award them the special recognition awards. Also,
        please explain how the compensation committee determined the size and form of these
        awards.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney-Advisor, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief